UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

COFECO RULING ON IUSACELL INVESTMENT

Mexico City, Mexico – February 1, 2012 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) announced today that Mexico’s Federal Competition Commission (“COFECO”) did not authorize the conversion of its debt in Iusacell into equity. This decision was adopted by the vote of three of the five Commissioners in favor and two against.

COFECO's resolution indicates that the two Commissioners that voted against this decision consider that Televisa's participation in the equity capital of Iusacell could achieve efficiencies in the market for mobile telephony, which would have a favorable impact on the level of competition in that market. These Commissioners also indicated that any possible negative implications from such participation of Televisa as an equity investor in Iusacell could be prevented through specific conditions imposed by COFECO.

The law provides for a number of alternatives, including among others, an appeal process before COFECO. This alternative would require COFECO to review our proposal in light of new elements to be provided in response to today’s decision.

As part of the transaction announced on April 7, 2011, as of the fourth quarter of 2011 Televisa completed its investment of US$1.6 billion into Iusacell, of which US$37.5 million were in the form of equity and US$1,565 million were in the form of convertible debt. The debt earns a coupon of 2.0% and has a conversion date on or before December 2015. Televisa’s investment has already been put to work by Iusacell in order to fund its business plan, expand its infrastructure, and grow its customer base.

The costs of fixed and mobile telephony and data services in Mexico are among the highest in the developed world. International organizations attribute this to the lack of competition in Mexico’s telecommunications industry and the dominance by a single participant with an 80% share of fixed-line telephony and 70% of mobile telephony. According to these organizations, the lack of competition has deeply affected the degree of adoption of these services and the development of Mexico’s telecommunication infrastructure. As a result, the loss to Mexico’s economy, estimated at 2.2% of the country’s gross domestic product each year, severely impacts the well-being of Mexico’s population.

Accordingly, this decision taken by COFECO damages the potential for competition in a key sector for Mexico’s development, one in which COFECO has already declared a company to be a dominant participant.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s annual report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Grupo Televisa S.A.B. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contacts:	Media Relations Contacts:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 2, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel